SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                            (Amendment No.   )


                 Centennial Healthcare Corporation
_________________________________________________________________
                             (Name of Issuer)



                Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                          150937100
__________________________________________________________________
                              (CUSIP_Number)

CUSIP No. 150937100                                      Page 2 of 10 Pages

1)   Name of Reporting Person                Welsh, Carson,
     S.S. or I.R.S. Identification           Anderson & Stowe VI,
     No. of Above Person                     L.P.

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    3,430,193 shares of  Shares
Beneficially             Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
With:
                         6)   Shared Voting
                              Power                -0-

                         7)   Sole Disposi-  3,430,193 shares of
                              tive Power     Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           3,430,193 shares of
     Owned by Each Reporting Person          Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                          28.9%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN

CUSIP No. 150937100                                      Page 3 of 10 Pages

1)   Name of Reporting Person                 WCAS Healthcare
     S.S. or I.R.S. Identification             Partners, L.P.
     No. of Above Person

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    81,384 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power               -0-

                         7)   Sole Disposi-  81,384 shares of
                              tive Power     Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           81,384 shares of
     Owned by Each Reporting Person          Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                          0.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN

CUSIP No. 150937100                                      Page 4 of 10 Pages

1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners II, L.P.
     No. of Above Person

2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

3)   SEC Use Only

4)   Citizenship or Place                     Delaware
     of Organization

Number of                5)   Sole Voting    336,896 shares of
Shares Beneficially           Power          Common Stock
Owned by Each
Reporting Person
With:
                         6)   Shared Voting
                              Power               -0-

                         7)   Sole Disposi-  336,896 shares of
                              tive Power     Common Stock

                         8)   Shared Dis-
                              positive Power       -0-


9)   Aggregate Amount Beneficially           336,896 shares of
     Owned by Each Reporting Person          Common Stock

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                          2.8%
     Amount in Row (9)

12)  Type of Reporting
     Person                                  PN

CUSIP No. 150937100                                      Page 5 of 10 Pages
                               Schedule_13G

Item 1(a) -    Name of Issuer:  Centennial Healthcare Corporation

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               400 Perimeter Center Terrace, Suite 650
               Atlanta, GA  30346

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Healthcare Partners, L.P., a Delaware limited partnership ("Healthcare Partners"), and WCAS Capital Partners II, L.P., a Delaware limited partnership ("Capital Partners II") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS VI:  Delaware
               Healthcare Partners:  Delaware
               Capital Partners II: Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  150937100

CUSIP No. 150937100                                      Page 6 of 10 Pages
Item 3
Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS VI:  3,430,193 shares of Common Stock
               Healthcare Partners:  81,384 shares of Common
                                      Stock
               Capital Partners II:  336,896 shares of Common
                                Stock

               (b)  Percent of Class:

               WCAS VI:  28.9%
               Healthcare Partners:  0.7%
               Capital Partners II: 2.8%

               (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:  WCAS
                         VI:  3,430,193 shares
                         Healthcare Partners:  81,384 shares
                         Capital Partners II:  336,896 shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of:
                         WCAS VI:  3,430,193 shares
                         Healthcare Partners:  81,384 shares
                         Capital Partners II:  336,896 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

CUSIP No. 150937100                                      Page 7 of 10 Pages
Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 150937100                                      Page 8 of 10 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, L.P., General Partner


                         By_/s/_Laura_VanBuren__________________
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By__/s/_Russell_L._Carson______________
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By__/s/_Laura_VanBuren_________________
                                    General Partner

Date: February 10, 1998

CUSIP No. 150937100                                      Page 9 of 10 Pages
                                                                  EXHIBIT 1

                                 AGREEMENT
                                    OF
                 WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                      WCAS HEALTHCARE PARTNERS, L.P.
                                    AND
                      WCAS CAPITAL PARTNERS II, L.P.
                         PURSUANT_TO_RULE_13d-1(f)
                         _________________________


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                         WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                         By:  WCAS VI Partners, L.P., General Partner


                         By_/s/_Laura_VanBuren_____________
                                   General Partner


                         WCAS HEALTHCARE PARTNERS, L.P.
                         By:  WCAS HP Partners, General Partner


                         By_/s/_Russell_L._Carson__________
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         By_/s/_Laura_VanBuren_____________
                                   General Partner

Date:  February 10, 1998

CUSIP No. 150937100                                 Page 10 of 10 Pages
EXHIBIT 2

                   Identification and Classification
                   _____of_Members_of_the_Group_____
                   _________________________________

          Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Healthcare Partners, L.P. and WCAS Capital Partners II, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe VI, L.P. is a Delaware limited partnership. Its sole general partner is WCAS VI Partners, L.P., a Delaware limited partnership.

          WCAS Healthcare Partners, L.P. is a Delaware limited partnership. Its sole general partner is WCAS HP Partners, a Delaware general partnership.

          WCAS Capital Partners II, L.P. is a Delaware limited partnership. Its sole general partner is WCAS CP II Partners, a New Jersey general partnership.